# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INLIF Ltd, CIK 0001991592
CUSIP: G4808M126
Title of class of securities: Class A ordinary shares, par value $0.32 per share
Address of issuer's principal executive offices: No. 88, Hongsi Road, Yangxi New Area, Honglai Town, Nan'an City, Quanzhou, China (F4), 362331
Date of event which requires filing of this statement: 02/10/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002149560

## Reporting persons
- HONGCE ENTERPRISE LIMITED: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 5,625; shared voting power 0; sole dispositive power 5,625; shared dispositive power 0; aggregate amount beneficially owned 5,625 (0.54% of the class)
  Comment: The 5,625 shares reported on Rows 5, 7 and 9 represent Class A ordinary shares of INLIF Limited (the "Issuer") held by HONGCE ENTERPRISE LIMITED as of August 21, 2026 and reflect (i) a 1-for-16 reverse split basis effected by the Issuer on April 6, 2026 and (ii) a 1-for-200 reverse split basis effected by the Issuer on July 6, 2026. The percentage reported on Row 11 is calculated based on 1,046,390 Class A ordinary shares issued and outstanding, according to the Issuer's Form 6-K filed as filed with the Securities and Exchange Commission (the "SEC") on August 14, 2026. Qiaoling Huang is the sole shareholder and sole director of HONGCE ENTERPRISE LIMITED and has sole voting and dispositive power with respect to the securities held of record by HONGCE ENTERPRISE LIMITED.
- Qiaoling Huang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 5,625; shared voting power 0; sole dispositive power 5,625; shared dispositive power 0; aggregate amount beneficially owned 5,625 (0.54% of the class)
  Comment: The 5,625 shares reported on Rows 5, 7 and 9 represent Class A ordinary shares of the Issuer held by HONGCE ENTERPRISE LIMITED as of August 21, 2026 and reflect (i) a 1-for-16 reverse split basis effected by the Issuer on April 6, 2026 and (ii) a 1-for-200 reverse split basis effected by the Issuer on July 6, 2026. The percentage reported on Row 11 is calculated based on 1,046,390 Class A ordinary shares issued and outstanding, according to the Issuer's Form 6-K filed as filed with the SEC on August 14, 2026. Qiaoling Huang is the sole shareholder and sole director of HONGCE ENTERPRISE LIMITED and has sole voting and dispositive power with respect to the securities held of record by HONGCE ENTERPRISE LIMITED.

## Item 1. Issuer
Name of issuer: INLIF Ltd
Address of issuer's principal executive offices: No. 88, Hongsi Road, Yangxi New Area, Honglai Town, Nan'an City, Quanzhou, The People's Republic of China, 362331

## Item 2. Person Filing
Name of person filing:
HONGCE ENTERPRISE LIMITED
Qiaoling Huang
Address of principal business office or, if none, residence:
Address of HONGCE ENTERPRISE LIMITED: Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands, VG1110.

Business address of Qiaoling Huang: No. 46, Chiqiu Street, Honglai Town, Nan'an City, Fujian Province, China.
Citizenship:
HONGCE ENTERPRISE LIMITED: British Virgin Islands
Qiaoling Huang: China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The 5,625 shares reported herein are directly held by HONGCE ENTERPRISE LIMITED. Qiaoling Huang is the sole shareholder and sole director of HONGCE ENTERPRISE LIMITED and has sole voting and dispositive power with respect to the securities held of record by HONGCE ENTERPRISE LIMITED. Accordingly, Qiaoling Huang may be deemed to beneficially own the securities of the Issuer held by HONGCE ENTERPRISE LIMITED.
Percent of class: 0.54%
Sole power to vote or to direct the vote: 5,625
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,625
Shared power to dispose or to direct the disposition:
0

This Schedule 13G is required to be filed because the Reporting Persons beneficially owned more than 5% of the outstanding Common Stock of the Issuer as of February 10, 2026. As of June 30, 2026, the Reporting Persons ceased to be the beneficial owners of any shares of Common Stock of the Issuer.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- HONGCE ENTERPRISE LIMITED: /s/ Qiaoling Huang, Qiaoling Huang/Director (08/21/2026)
- Qiaoling Huang: /s/ Qiaoling Huang, Qiaoling Huang (08/21/2026)